Exhibit 99.2

SPOTIFY TECHNOLOGY S.A. 42-44, AVENUE DE LA GARE L-1610 LUXEMBOURG GRAND DUCHY OF LUXEMBOURG
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Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 5:00 p.m. Luxembourg Time on April 20, 2020. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS

If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 5:00 p.m. Luxembourg Time on April 20, 2020. Have your proxy card in hand when you call and then follow the instructions.
VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717 by 5:00 p.m. Luxembourg Time on April 20, 2020.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:
E98055-P33444	KEEP THIS PORTION FOR YOUR RECORDS
THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.	DETACH AND RETURN THIS PORTION ONLY

SPOTIFY TECHNOLOGY S.A.
The Board of Directors recommends you vote FOR proposals 1 through 7.
			For	Against	Abstain
1.	Approve the Company’s annual accounts for the financial year ended December 31, 2019 and the Company’s consolidated financial statements for the financial year ended December 31, 2019.		☐	☐	☐
2.	Approve allocation of the Company’s annual results for the financial year ended December 31, 2019.		☐	☐	☐				For	Against	Abstain
3.	Grant discharge of the liability of the members of the Board of Directors for, and in connection with, the financial year ended December 31, 2019.		☐	☐	☐		4h.	Mr. Thomas Owen Staggs (B Director)	☐	☐	☐
4.	Appoint the members of the Board of Directors for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2020.						4i.	Ms. Cristina Mayville Stenbeck (B Director)	☐	☐	☐
			For	Against	Abstain		4j.	Ms. Padmasree Warrior (B Director)	☐	☐	☐
Nominees:
	4a.	Mr. Daniel Ek (A Director)	☐	☐	☐	5.	Appoint Ernst & Young S.A. (Luxembourg) as the independent auditor for the period ending at the general meeting approving the annual accounts for the financial year ending on December 31, 2020.		☐	☐	☐

	4b.	Mr. Martin Lorentzon (A Director)	☐	☐	☐

	4c.	Mr. Shishir Samir Mehrotra (A Director)	☐	☐	☐	6.	Approve the directors’ remuneration for the year 2020.		☐	☐	☐

	4d.	Mr. Christopher Marshall (B Director)	☐	☐	☐	7.

Authorize and empower each of Mr. Guy Harles and Mr. Alexandre Gobert to execute and deliver, under their sole signature, on behalf of the Company and with full power of substitution, any documents necessary or useful in connection with the annual filing and registration required by the Luxembourg laws.

									☐	☐	☐

	4e.	Mr. Barry McCarthy (B Director)	☐	☐	☐
	4f.	Ms. Heidi O’Neill (B Director)	☐	☐	☐

	4g.	Mr. Ted Sarandos (B Director)	☐	☐	☐	NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX]		Date				Signature (Joint Owners)		Date

Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting:

The Notice and Proxy Statement, Consolidated Financial Statements, Annual Accounts, and

Annual Report on Form 20-F are available at www.proxyvote.com.

E98056-P33444

SPOTIFY TECHNOLOGY S.A.
Annual General Meeting
April 22, 2020 4:00 PM (Luxembourg Time)
This proxy is solicited by the Board of Directors

The holder(s) hereby appoint(s) Mr. Guy Harles and Mr. Alexandre Gobert, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the ordinary shares and/or beneficiary certificates of SPOTIFY TECHNOLOGY S.A. that the holder(s) is/are entitled to vote at the Annual General Meeting to be held at 4:00 PM (Luxembourg Time), on April 22, 2020, at the Arendt House, 41A, avenue J.F. Kennedy, L-1855 Luxembourg, Grand Duchy of Luxembourg, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations.
Continued and to be signed on reverse side